Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

August 16, 2022

Loan Lauren Nguyen, Legal Branch Chief

Liz Packebusch, Staff Attorney

Karl Hiller, Accounting Branch Chief

John Cannarella, Staff Accountant

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Current Amendment No. 6 to Registration Statement on Form F-3
Filed July 29, 2022
File No. 333-257806

Dear Ms. Nguyen, Ms. Packebusch, Mr. Hiller and Mr. Cannarella:

In response to the comments set forth in your oral comments dated August 1, 2022, we are supplying additional information relative to our financial statements in the as-filed Pre-effective Amendment 6 to the Registration Statement on Form F-3 (“Amendment 6”). Capitalized terms used herein shall have the meanings ascribed to them in Amendment 6 unless otherwise defined herein.

1.	We understand from the current disclosure that the intercompany balances are reflected in the balance sheets in equity, the appropriate treatment if the Company does not expect those intercompany balances to be repaid in the foreseeable future. If you expect the intercompany balances to be repaid in the foreseeable future, then the intercompany balances should be reflected in the income statements as income. Please confirm that in fact the Company does not expect repayment of the intercompany balances in the foreseeable future.

We confirm that the intercompany balances are reflected in equity in the balance sheets because the Company does not expect repayment of such intercompany balances in the foreseeable future. Accordingly, we have added disclosure in Amendment 6 on page 19 to reflect that the Company does not expect such repayment in the foreseeable future.

2.	We understand from the revised disclosure that you provided on pages 15–18, in response to comment 1 from our letter dated July 26, 2022, that the tabulations on the Selected Condensed Consolidated Balance Sheets and Selected Condensed Consolidated Statements of Cash Flows for the PRC entities were revised to reflect the changes in the RMB/US Dollar exchange rates. However, these revised tabulations for the PRC entities do not appear to reflect the offsetting amounts on the Cayman Islands entity column tabulations on the intercompany receivables. Please revise the corresponding disclosures under the PRC entities and under the Cayman Islands entity to ensure the intercompany receivables are properly balanced.

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We advise the Staff that the intercompany tabulations on the PRC entities and on the Cayman Islands entity are properly balanced on pages 15–18 of the current disclosure. To further clarify our current disclosure, we have included, in part, our calculations below to confirm that the tabulations for the PRC entities are properly offset for the Cayman Islands entity in the disclosure.

On the tabulation denoted Recon Technology, Ltd. (the Cayman Islands entity), we treat the intercompany balance as an investment as noted in response to comment 1 above. As a result, the inter-company receivable account has been a non-monetary account ever since our IPO on July 29, 2009, which we have used the historical exchange rate for translating. On the PRC entities’ tabulation, the intercompany USD payables are measured with the balance date exchange rate. The differences caused by the different exchange rates were recorded in the inter-company payable account for the first several rounds of correspondence with the Staff, with the aim to be straightforward for elimination purposes. The  Company moved the Accumulated Other Comprehensive Income (“AOCI”) amount from equity to the intercompany payable account. The revised balance sheet in the current disclosure resulted in the Company moving back the exchange rate differences to reflect in equity and including an explanation on the elimination of AOCI. For illustrative purposes only, we provide the selected tabulations in red to present how the intercompany balances are balanced in page 15 in the current disclosure.

	As of December 31, 2021
	Recon Technology, Ltd. (Cayman Islands)	Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations	Consolidated Total **
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Cash	¥287,893,737	¥14,118,422	¥30,851,918	¥-	¥332,864,077
Other current assets	25,824,404	10,852	101,672,724	-	127,507,980
Intercompany receivables	195,310,788	95,828,083	-	(291,138,871)	-
Total current assets	509,028,929	109,957,357	132,524,642	(291,138,871)	460,372,057
Investments in subsidiaries	(55,225,497)*	-	-	55,225,497	-
Benefits through VIEs and VIE’s subsidiaries	-	(48,060,371)	-	48,060,371	-
Other non-current assets	-	-	47,064,634	-	47,064,634
Total non-current assets	(55,225,497)	(48,060,371)	47,064,634	103,285,868	47,064,634
Total Assets	453,803,432	61,896,986	179,589,276	(187,853,003)	507,436,691
Intercompany payables	-	116,671,268	168,957,775	(285,629,043)	-
Other liabilities and accrued liabilities	47,656,395	451,215	60,739,695	-	108,847,305
Total Liabilities	47,656,395	117,122,483	229,697,470	(285,629,043)	108,847,305
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391 shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	16,524,894				16,524,894
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	1,474,543				1,474,543
Additional paid-in capital	482,163,636		4,749,000	(4,749,000)	482,163,636
Retained earnings	(91,353,881)	(55,374,405)	(52,839,443)	108,034,868	(91,353,881)
Accumulated other comprehensive income	(2,811,063)	148,908	5,509,828	(5,509,828)	(2,662,155)
Total Shareholders’ Equity **	406,147,037	(55,225,497)	(42,550,543)	97,776,040	406,147,037
Non-controlling interests	-	-	(7,557,651)	-	(7,557,651)
Total Liabilities and Equity	¥453,803,432	¥61,896,986	¥179,589,276	¥(187,853,003)	¥507,436,691

*******

2

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

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